UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company CNPJ 60.746.948/0001 -12

Notice to the Market

Disposal of Corporate Interest - Visa Inc.

The Bradesco Organization announces to its stockholders and to the market in general that partially disposed its interest in the capital stock of Visa Inc., in the process related to the Initial Public Offering (IPO) occurred in the United States of America, obtaining pre-tax profit in the approximate amount of R$352 million, which will compose the net income for the 1st quarter of 2008.

An interest of approximately 3.7 million stocks remains, which, at the price of US$44.00 per stock established in the bookbuilding procedure, corresponds to US$163 million. Pursuant to IPO rules, this interest is subject to a three-year lock-up period.

Cidade de Deus, Osasco, SP, March 31st, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Director

  Please contact Mr. Jean Philippe Leroy, phone - 55 11 2178-6201, e-mail - 4823.jean@bradesco.com.br or Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail - 4823.ivani@bradesco.com.br, should you have any questions or require further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.